Exhibit 99.2

Management’s Discussion and Analysis
for the quarter ended March 24, 2012

The following interim Management Discussion and Analysis (MD&A) provides a review of the significant developments and issues that impacted Tembec’s financial performance during its second fiscal quarter ended March 24, 2012. The MD&A should be read in conjunction with the interim consolidated financial statements for the period ended March 24, 2012, and the audited consolidated financial statements and annual MD&A for the fiscal year ended September 24, 2011, included in the Company’s Financial Report. Financial data has been prepared in accordance with International Financial Reporting Standards (IFRS) as issued by the International Accounting Standards Board (IASB). Effective September 25, 2011, Tembec adopted IFRS as the Company’s basis for financial reporting commencing with the interim financial statements for the three-month period ended December 24, 2011, and using September 26, 2010, as the transition date. Except where otherwise noted, all prior period comparative figures have been restated for IFRS. All financial references are stated in Canadian dollars, unless otherwise noted. All references to quarterly information relate to Tembec’s fiscal quarters. Adjusted EBITDA, net debt, total capitalization, free cash flow and certain other financial measures utilized in the MD&A are non-IFRS financial measures. As they have no standardized meaning prescribed by IFRS, they may not be comparable to similar measures presented by other companies. Non-IFRS financial measures are described in the Definitions section on the last page of the MD&A.

The interim MD&A includes “forward-looking statements” within the meaning of securities laws. Such statements relate, without limitation, to the Company’s or management’s objectives, projections, estimates, expectations or predictions of the future and can be identified by words such as “may”, “will”, “could”, “anticipate”, “estimate”, “expect” and “project”, the negative or variations thereof, and expressions of similar nature. Forward-looking statements are based on certain assumptions and analyses made by the Company in light of its experience, information available to it and its perception of future developments. Such statements are subject to a number of risks and uncertainties, including, but not limited to, changes in foreign exchange rates, product selling prices, raw material and operating costs and other factors identified in the Company’s periodic filings with securities regulatory authorities. Many of these risks are beyond the control of the Company and, therefore, may cause actual actions or results to materially differ from those expressed or implied herein. The forward-looking statements contained herein reflect the Company’s expectations as of the date hereof and are subject to change after such date. The Company disclaims any intention to update or revise any forward-looking statements, whether as a result of new information, future events or otherwise, unless required by applicable securities legislation. The information in the MD&A is as at April 26, 2012, the date of filing in conjunction with the Company’s press release announcing its results for the second fiscal quarter. Disclosure contained in this document is current to that date, unless otherwise stated.

CONSOLIDATED RESULTS

	Quarterly Results ($ millions)
	Fiscal 2011				Fiscal 2012
	Dec 10	Mar 11	Jun 11	Sep 11	Dec 11	Mar 12	Jun 12	Sep 12
Sales	422	452	448	421	401	407	-	-
Freight and other deductions	57	62	61	57	53	57	-	-
Lumber export taxes	3	4	3	3	2	3	-	-
Cost of sales	328	327	335	331	316	326	-	-
SG&A	18	19	18	17	18	18	-	-
Share-based compensation	4	6	(2)	(6)	-	1	-	-
Adjusted EBITDA	12	34	33	19	12	2	-	-
Depreciation & amortization	13	11	12	12	12	10	-	-
Other items	2	6	(7)	2	2	(5)	-	-
Operating earnings (loss)	(3)	17	28	5	(2)	(3)	-	-
Interest, foreign exchange & other	12	12	4	3	10	10	-	-
Exchange loss (gain) on long-term debt	(5)	(6)	1	11	(2)	(6)	-	-
Pre-tax earnings (loss)	(10)	11	23	(9)	(10)	(7)	-	-
Income tax expense	1	5	6	8	6	7	-	-
Net earnings (loss)	(11)	6	17	(17)	(16)	(14)	-	-

CONSOLIDATED RESULTS

On February 21, 2011, the Company announced the permanent closure of its Taschereau, Quebec, SPF sawmill. As a result, a charge of $2 million was recorded in the March 2011 financial results.

On March 29, 2011, the Company announced the sale of its hydro-electric generating assets located in Smooth Rock Falls, Ontario. The purchaser paid $16 million in cash for the assets. As a result, the Company recorded a gain of $3 million in the June 2011 financial results.

On April 25, 2011, the Company announced that its non-operating U.S. subsidiary, Tembec USA LLC, had filed a petition seeking relief under Chapter 7 of the Bankruptcy Code of the United States. As a result of the filing, the Company recorded a gain of $4 million relating to the reduction in its consolidated accrued benefit obligation in the June 2011 financial results.

On November 25, 2011, the Company sold its Toronto, Ontario, flooring plant for proceeds of $13 million. Concurrently, the Company also announced the closure of its Huntsville, Ontario, hardwood flooring plant. The sale of the Toronto plant and the closure of the Huntsville plant resulted in a charge of $2 million that was recorded in the Company’s December 2011 quarterly financial results.

On March 23, 2012, the Company sold its British Columbia (B.C.) Southern Interior wood products assets for proceeds of $66 million. The sale includes the Elko and Canal Flats sawmills and approximately 1.1 million cubic meters of combined Crown tenures, private land and contract annual allowable cut. As a result of the sale, the Company recorded a gain of $24 million in the March 2012 quarter.

TRANSITION TO IFRS

All financial information in this interim MD&A, including comparative figures pertaining to Tembec’s fiscal 2011 quarterly results have been prepared in accordance with IFRS. In the prior year, the Company had prepared its annual and interim financial statements in accordance with Canadian Generally Accepted Accounting Principles (GAAP). The change in certain comparative figures from previous Canadian GAAP to IFRS is provided in the table below. For more details on IFRS adjustments at the transition date, refer to note 17 of the interim financial statements.

	$ millions
					Total
	Dec 10	Mar 11	Jun 11	Sep 11	Fiscal 11
Sales
Per IFRS	422	452	448	421	1,743
Per Canadian GAAP	422	452	448	421	1,743
Difference	-	-	-	-	-

Adjusted EBITDA
Per IFRS	12	34	33	19	98
Per Canadian GAAP	11	33	32	19	95
Difference	1	1	1	-	3

Operating earnings (loss)
Per IFRS	(3)	17	28	5	47
Per Canadian GAAP	(4)	16	31	6	49
Difference	1	1	(3)	(1)	(2)

Net earnings (loss)
Per IFRS	(11)	6	17	(17)	(5)
Per Canadian GAAP	(12)	7	19	(17)	(3)
Difference	1	(1)	(2)	-	(2)

MARCH 2012 QUARTER VS DECEMBER 2011 QUARTER

CONSOLIDATED SUMMARY

SALES
$ millions	December	March	Total	Price	Volume & Mix
	2011	2012	Variance	Variance	Variance
Forest Products	126	112	(14)	3	(17)
Specialty Cellulose and Chemical Pulp	152	176	24	(7)	31
High-Yield Pulp	74	77	3	(6)	9
Paper	85	79	(6)	(3)	(3)
Corporate	2	2	-	-	-
	439	446	7	(13)	20
Less: Intersegment Sales	(38)	(39)	(1)
Sales	401	407	6

Sales increased by $6 million as compared to the prior quarter. Currency had a negative effect on pricing as the Canadian dollar averaged US $0.998, a 2.1% increase from US $0.977 in the prior quarter. Forest Products segment sales decreased by $14 million on lower SPF lumber and flooring shipments. Specialty Cellulose and Chemical Pulp segment sales increased by $24 million due to higher shipments, partially offset by lower chemical pulp prices. High-Yield Pulp segment sales increased by $3 million as shipments increased and prices decreased. Paper segment sales declined by $6 million due to lower prices and shipments.

Adjusted EBITDA
$ millions	December	March	Total	Price	Cost & Volume
	2011	2012	Variance	Variance	Variance
Forest Products	(11)	(11)	-	3	(3)
Specialty Cellulose and Chemical Pulp	27	31	4	(7)	11
High-Yield Pulp	(9)	(16)	(7)	(6)	(1)
Paper	10	4	(6)	(3)	(3)
Corporate	(5)	(6)	(1)	-	(1)
	12	2	(10)	(13)	3

Adjusted EBITDA decreased by $10 million as compared to the prior quarter. The Forest Products segment adjusted EBITDA was unchanged as higher prices were offset by higher costs. Specialty Cellulose and Chemical Pulp segment adjusted EBITDA increased by $4 million due to lower costs, partially offset by lower chemical pulp prices. High-Yield Pulp segment adjusted EBITDA declined by $7 million due to lower prices. Paper segment adjusted EBITDA decreased by $6 million as a result of lower prices and higher costs.

OPERATING EARNINGS (LOSS)
				Adjusted
$ millions	December	March	Total	EBITDA	Depreciation	Other Items
	2011	2012	Variance	Variance	Variance	Variance
Forest Products	(16)	10	26	-	-	26
Specialty Cellulose and Chemical Pulp	22	27	5	4	1	-
High-Yield Pulp	(12)	(19)	(7)	(7)	-	-
Paper	9	4	(5)	(6)	1	-
Corporate	(5)	(25)	(20)	(1)	-	(19)
	(2)	(3)	(1)	(10)	2	7

The Company generated an operating loss of $3 million compared to an operating loss of $2 million in the prior quarter. The previously noted decline in adjusted EBITDA generated the decrease. Reduced depreciation expense and other items offset the majority of the adjusted EBITDA decline. A more detailed explanation of segment variances is included in the analysis that follows.

MARCH 2012 QUARTER VS DECEMBER 2011 QUARTER

SEGMENT RESULTS – FOREST PRODUCTS

	December	March
	2011	2012	Variance
Financial ($ millions)
Sales (1)	126	112	(14)

Adjusted EBITDA	(11)	(11)	-
Depreciation and amortization	3	3	-
Other (credit)	2	(24)	26
Operating earnings (loss)	(16)	10	26

Shipments
SPF lumber (mmbf)	249	227	(22)

Reference Prices
Western SPF KD #2 & better
(US $ per mbf)	238	266	28
KD #2 & better delivered G.L.
(US $ per mbf)	325	359	34
KD stud delivered G.L.
(US $ per mbf)	304	328	24
(1) Includes intersegment sales eliminated on consolidation

The Forest Products segment generated negative adjusted EBITDA of $11 million on sales of $112 million for the quarter ended March 24, 2012, compared to negative adjusted EBITDA of $11 million on sales of $126 million in the prior quarter. The sale of the hardwood flooring operations in November 2011 reduced sales by $9 million. Lower shipments of SPF lumber were partially offset by higher lumber prices.

Demand for SPF lumber remained relatively weak with shipments equal to 58% of capacity, as compared to 64% in the prior quarter. US $ reference prices for random lumber increased by US $31 per mbf on average while stud lumber increased by US $24 per mbf. Currency was a negative factor as the Canadian dollar averaged US $0.998, a 2.1% increase from US $0.977 in the prior quarter. The net price effect was an increase in adjusted EBITDA of $3 million or $13 per mbf. Costs increased by $3 million, primarily in the Eastern sawmills, which produced 11% less lumber. Adjusted EBITDA was unchanged quarter-over-quarter.

During the March quarter, the Company incurred $3 million of lumber export taxes, as compared to $2 million in the prior quarter. Lumber export taxes are payable based on the 2006 Softwood Lumber Agreement (SLA) between Canada and the United States. Applicable export tax rates may vary based upon selling prices. During the March quarter, the Company incurred a tax of 15% on Western lumber shipments and a tax of 6% on Eastern lumber shipments, both unchanged from the prior quarter. The increase in expense was driven by higher Western lumber shipments into the United States.

The Forest Products segment generated operating earnings of $10 million as compared to an operating loss of $16 million in the prior quarter. During the previous quarter, the Company sold its Toronto, Ontario, flooring plant and announced the closure of its Huntsville, Ontario, flooring plant. The combined effect was a charge of $2 million. At the end of the March 2012 quarter, the Company sold its two B.C. sawmills for proceeds of $66 million and recorded a gain of $24 million. The sawmills represented approximately 29% of the Company’s total SPF lumber capacity. During the March 2012 quarter, the operations generated sales of $32 million and negative adjusted EBITDA of $2 million. During the last 12 months ended March 2012, the operations generated sales of $118 million and negative adjusted EBITDA of $12 million.

MARCH 2012 QUARTER VS DECEMBER 2011 QUARTER

SEGMENT RESULTS – SPECIALTY CELLULOSE AND CHEMICAL PULP

	December	March
	2011	2012	Variance
Financial ($ millions)
Sales - Pulp (1)	128	154	26
Sales - Chemicals	24	22	(2)
	152	176	24

Adjusted EBITDA	27	31	4
Depreciation and amortization	5	4	1
Operating earnings	22	27	5

Shipments
Specialty cellulose pulp (000's tonnes)	61	69	8
Chemical pulp (000's tonnes)	34	57	23
Internal (000's tonnes)	4	6	2
Total	99	132	33

Reference Prices
NBSK - delivered China (US $ per tonne)	713	687	(26)
NBSK - delivered U.S. (US $ per tonne)	920	870	(50)
(1) Includes intersegment sales eliminated on consolidation

The Specialty Cellulose and Chemical Pulp segment generated adjusted EBITDA of $31 million on sales of $176 million for the quarter ended March 24, 2012, compared to adjusted EBITDA of $27 million on sales of $152 million in the prior quarter. Sales increased by $24 million primarily as a result of higher shipments.

The specialty cellulose market conditions remained favourable. A decrease in commodity viscose grade prices was offset by an increase in specialty grades. Currency was a negative factor for the Canadian mill as the Canadian dollar averaged US $0.998, a 2.1% increase from US $0.977 in the prior quarter. Currency also reduced reported sales of the French mill by $84 per tonne as the euro was 5% weaker versus the Canadian dollar. Overall, pricing was relatively unchanged quarter-over-quarter. Specialty cellulose shipments were equal to 89% of capacity as compared to 79% in the prior quarter. The relatively low level of shipments in the December 2011 quarter was due to unplanned equipment downtime at the two specialty cellulose facilities. Total cash costs were relatively unchanged quarter-over-quarter. Adjusted EBITDA increased by $2 million, primarily as a result of the previously noted increase in shipments.

The market conditions for Northern Bleached Softwood Kraft (NBSK) pulp weakened during the quarter. The benchmark price (delivered China) declined by US $26 per tonne. Combined with a stronger Canadian dollar and a lower sales mix factor, the total effect was a reduction in adjusted EBITDA of $6 million or $95 per tonne. NBSK shipments were equal to 94% of capacity as compared to 55% in the prior quarter. During the December 2011 quarter, the Company had taken 17 days of maintenance downtime in relation to the annual mill-wide shutdown of its NBSK mill, removing approximately 12,200 tonnes of production. The mill ran “full” in the March quarter and total cash costs were reduced by $7 million. Combined with higher shipments, adjusted EBITDA increased by $2 million.

Finished goods inventories were at approximately 24 days of supply at the end of March 2012, unchanged from the prior quarter.

The Specialty Cellulose and Chemical Pulp segment generated operating earnings of $27 million compared to operating earnings of $22 million in the prior quarter. The previously noted increase in adjusted EBITDA accounted for the higher operating earnings.

MARCH 2012 QUARTER VS DECEMBER 2011 QUARTER

SEGMENT RESULTS – HIGH-YIELD PULP

	December	March
	2011	2012	Variance
Financial ($ millions)
Sales (1)	74	77	3

Adjusted EBITDA	(9)	(16)	(7)
Depreciation and amortization	3	3	-
Operating loss	(12)	(19)	(7)

Shipments
External (000's tonnes)	117	134	17
Internal (000's tonnes)	14	15	1
Total	131	149	18

Reference Prices
BEK - delivered China (US $ per tonne)	547	605	58
(1) Includes intersegment sales eliminated on consolidation

The High-Yield Pulp segment generated negative adjusted EBITDA of $16 million on sales of $77 million for the quarter ended March 24, 2012, compared to negative adjusted EBITDA of $9 million on sales of $74 million in the prior quarter. Sales increased by $3 million, with higher shipments partially offset by lower selling prices.

Market conditions for high-yield pulp remained weak in the most recent quarter. The US $ reference prices for bleached eucalyptus kraft (BEK) increased over the prior quarter by US $58 per tonne. However, the increase did not carry over to high-yield pulp as price compression had occurred in the prior quarter and the BEK increase only served to re-establish the normal differential in pricing. Currency was a negative factor as the Canadian dollar averaged US $0.998, a 2.1% increase from US $0.977 in the prior quarter. High-yield pulp prices declined by $40 per tonne, decreasing adjusted EBITDA by $6 million. High-yield pulp shipments were equal to 74% of capacity as compared to 65% in the prior quarter. Faced with continued weak market conditions, the Company reduced production to control inventory levels. During the most recent quarter, 9,300 tonnes of production were removed due to market downtime compared to 18,100 tonnes in the prior quarter. Total costs were relatively unchanged quarter-over-quarter. In the March 2012 quarter, the lower selling prices led to a $4 million charge relating to the reduction in carrying values of raw materials and finished goods inventories as they exceeded their estimated net realizable values. A $4 million charge was also recorded in the prior quarter. At the end of March 2012, the segment had accumulated $9 million of net realizable value reserves. Based on announced price increases, it is anticipated that the majority of these reserves will be reversed in the next two quarters. Pulp inventories were at 39 days of supply at the end of March 2012, as compared to 30 days at the end of December 2011.

The High-Yield Pulp segment generated an operating loss of $19 million compared to an operating loss of $12 million in the prior quarter. The previously noted decrease in adjusted EBITDA accounted for the weaker operating results.

MARCH 2012 QUARTER VS DECEMBER 2011 QUARTER

SEGMENT RESULTS – PAPER

	December	March
	2011	2012	Variance
Financial ($ millions)
Sales	85	79	(6)

Adjusted EBITDA	10	4	(6)
Depreciation and amortization	1	-	1
Operating earnings	9	4	(5)

Shipments
Coated bleached board (000's tonnes)	39	39	-
Newsprint (000's tonnes)	57	50	(7)
Total	96	89	(7)

Reference Prices
16 pt. Coated bleached board
(US $ per short ton)	1,150	1,130	(20)
Newsprint - 48.8 gram East Coast
(US $ per tonne)	640	640	-

The Paper segment generated adjusted EBITDA of $4 million on sales of $79 million for the quarter ended March 24, 2012, compared to adjusted EBITDA of $10 million on sales of $85 million in the prior quarter. Lower coated bleached board prices and newsprint shipments caused the $6 million reduction in sales.

In terms of markets, coated bleached board weakened while newsprint remained stable despite continued weaker North American demand statistics. The US $ reference prices for coated bleached board declined by US $20 per short ton, while the reference price for newsprint was unchanged. Currency was unfavourable as the Canadian dollar averaged US $0.998, a 2.1% increase from US $0.977 in the prior quarter. The combined effect was a decrease in adjusted EBITDA of $3 million. Coated bleached board shipments were equal to 86% of capacity as compared to 87% in the prior quarter. The shipment to capacity percentage for newsprint was 85%, compared to 94% in the prior quarter. The weaker coated bleached board market conditions led to 1,200 tonnes of market related downtime in the most recent quarter. Mill level costs were relatively unchanged quarter-over-quarter.

The Paper segment generated operating earnings of $4 million, compared to operating earnings of $9 million in the prior quarter. The previously noted decrease in adjusted EBITDA led to the lower operating earnings.

MARCH 2012 QUARTER VS DECEMBER 2011 QUARTER

SEGMENT RESULTS – CORPORATE

	December	March
	2011	2012
Financial ($ millions)
General and administrative expenses	5	5
Share-based compensation	-	1
Other items	-	19
Operating expenses	5	25

The Company recorded a $1 million expense for share-based compensation in the current quarter compared to a “nil” expense in the prior quarter. Senior executives currently participate in a long-term incentive plan which entitles participants to potentially receive units that are equal in value to one common share. The units have a defined vesting period and are subject to performance conditions that ultimately determine the amount of units that vest and are earned by plan participants. Non-executive members of the board of directors receive a portion of their fees in the form of “Deferred Share Units” (DSU). The DSUs vest at specified dates. The period credit/expense for the share-based compensation plans consists of normal periodic variation in the number of units based on anticipated or normal vesting and the change in the value of the Company’s share price. The $1 million charge in the March 2012 quarter relates primarily to an increase in share price as the value of the Company’s common shares increase from $2.77 to $3.45.

The Corporate segment’s “other items” include expenses relating to several permanently idled facilities. The costs relate to custodial, site security, legal and remediation activities. These “legacy” costs totalled $3 million in the most recent quarter compared to $4 million in the prior quarter.

During the prior quarter, the Company recorded a gain of $4 million relating to the sale of a minority equity position in two dissolving pulp mills located in the Province of New Brunswick. This gain offset the previously noted $4 million in legacy costs.

The March 2012 quarter includes a $16 million charge relating to the write-down of a loan receivable from Temlam Inc. The latter is currently under creditor protection and owns an idled laminated veneer lumber (LVL) facility located in Amos, Quebec. The Company has a 50% secured interest in the facility. During the most recent quarter, the cutting rights that were previously attached to the LVL facility were granted to another company. In the absence of a guaranteed fibre supply, the Company concluded that the re-start of the facility is unlikely and has adjusted its carrying value to the amount anticipated to be realized upon liquidation or sale.

MARCH 2012 QUARTER VS DECEMBER 2011 QUARTER

INTEREST, FOREIGN EXCHANGE AND OTHER

The following table summarizes interest, foreign exchange and other expenses by component:

	$ millions
	December	March
	2011	2012
Interest on debt	8	9
Foreign exchange items	1	1
Capitalized interest	-	(1)
Bank charges and other	1	1
	10	10

There were no significant interest variances quarter-over-quarter. The expense relates primarily to interest on the US 11.25% senior secured notes maturing in December 2018. The Company recently issued US $50 million of additional notes, bringing the total amount outstanding to US $305 million. Foreign exchange items relate primarily to gains or losses on the translation of US $ net monetary assets. When the Canadian dollar strengthens versus the US dollar, losses are generated. This was the case in the last two quarters.

TRANSLATION OF FOREIGN DEBT

During the March 2012 quarter, the Company recorded a gain of $6 million on the translation of its US $ denominated debt as the relative value of the Canadian dollar increased from US $0.980 to US $1.001.

During the December 2011 quarter, the Company recorded a gain of $2 million on the translation of its US $ denominated debt as the relative value of the Canadian dollar increased from US $0.971 to US $0.980.

INCOME TAXES

During the March 2012 quarter, the Company recorded an income tax expense of $7 million on a loss before income taxes of $7 million. The income tax expense reflected a $9 million unfavourable variance versus an anticipated income tax recovery of $2 million based on the Company’s effective tax rate of 26.3% . The March 2012 quarter absorbed a $6 million unfavourable change in valuation allowance. Based on past financial performance, future income tax assets of the Company’s Canadian operations have not been recognized as it has not been determined that future realization of these assets is probable.

During the December 2011 quarter, the Company recorded an income tax expense of $6 million on a loss before income taxes of $10 million. The income tax expense reflected a $9 million unfavourable variance versus an anticipated income tax recovery of $3 million based on the Company’s effective tax rate of 26.3% . The December 2011 quarter absorbed a $6 million unfavourable change in valuation allowance.

MARCH 2012 QUARTER VS DECEMBER 2011 QUARTER

NET LOSS

The Company generated a net loss of $14 million or $0.14 per share for the quarter ended March 24, 2012. This compares to a net loss of $16 million or $0.16 per share for the quarter ended December 24, 2011. As noted previously, the Company’s financial results were impacted by certain specific items. The following table summarizes the impact of these items on the reported financial results. The Company believes it is useful supplemental information as it provides an indication of results excluding the specific items. This supplemental information is not intended as an alternative measure for net earnings as determined by IFRS. The table below contains the gain or loss on translation of foreign debt, which is a recurring item. Because the Company has a substantial amount of US $ denominated debt, relatively minor changes in the value of the Canadian dollar versus the US dollar can lead to large unrealized periodic gains or losses. As well, this item receives capital gain/loss tax treatment and is not tax-affected at regular business income rates.

	Quarter ended		Quarter ended
	December 24, 2011		March 24, 2012
	$ millions	$ per share	$ millions	$ per share
Net loss as reported - in accordance with IFRS	(16)	(0.16)	(14)	(0.14)
Specific items (after-tax):
Gain on translation of foreign debt	(2)	(0.02)	(5)	(0.05)
Gain on sale of minority equity investment	(4)	(0.04)	-	-
Loss on sale/closure of hardwood flooring plants	1	0.01	-	-
Gain on sale of B.C. sawmills	-	-	(18)	(0.18)
Write-down of Temlam loan receivable	-	-	14	0.14
Costs for permanently idled facilities	3	0.03	2	0.02
Net loss excluding specific items - not in accordance with IFRS	(18)	(0.18)	(21)	(0.21)

MARCH 2012 QUARTER VS MARCH 2011 QUARTER

CONSOLIDATED SUMMARY

SALES
$ millions	March	March	Total	Price	Volume & Mix
	2011	2012	Variance	Variance	Variance
Forest Products	124	112	(12)	(1)	(11)
Specialty Cellulose and Chemical Pulp	177	176	(1)	1	(2)
High-Yield Pulp	102	77	(25)	(7)	(18)
Paper	83	79	(4)	-	(4)
Corporate	2	2	-	-	-
	488	446	(42)	(7)	(35)
Less: Intersegment Sales	(36)	(39)	(3)
Sales	452	407	(45)

Sales decreased by $45 million as compared to the same quarter a year ago. Currency was favourable as the Canadian dollar averaged US $0.998, a 1.6% decrease from US $1.014 in the prior year quarter. Forest Products segment sales decreased by $12 million as a result of lower shipments. Specialty Cellulose and Chemical Pulp segment sales decreased by $1 million due to lower shipments. High-Yield Pulp segment sales decreased by $25 million due to lower shipments and prices. Paper segment sales decreased by $4 million due to lower shipments.

Adjusted EBITDA
$ millions	March	March	Total	Price	Cost & Volume
	2011	2012	Variance	Variance	Variance
Forest Products	(9)	(11)	(2)	(1)	(1)
Specialty Cellulose and Chemical Pulp	44	31	(13)	1	(14)
High-Yield Pulp	2	(16)	(18)	(7)	(11)
Paper	9	4	(5)	-	(5)
Corporate	(12)	(6)	6	-	6
	34	2	(32)	(7)	(25)

Adjusted EBITDA decreased by $32 million from the prior year quarter. Forest Products segment adjusted EBITDA declined by $2 million from the prior year quarter with lower prices and higher costs. Specialty Cellulose and Chemical Pulp segment adjusted EBITDA decreased by $13 million due to higher costs. High-Yield Pulp segment adjusted EBITDA declined by $18 million due to higher costs and lower prices. Paper segment adjusted EBITDA decreased by $5 million because of higher costs. Prior year corporate expenses included a charge of $6 million related to share-based compensation, whereas the current quarter charge was $1 million.

OPERATING EARNINGS (LOSS)
				Adjusted
$ millions	March	March	Total	EBITDA	Depreciation	Other Items
	2011	2012	Variance	Variance	Variance	Variance
Forest Products	(16)	10	26	(2)	1	27
Specialty Cellulose and Chemical Pulp	40	27	(13)	(13)	-	-
High-Yield Pulp	-	(19)	(19)	(18)	(1)	-
Paper	8	4	(4)	(5)	1	-
Corporate	(15)	(25)	(10)	6	-	(16)
	17	(3)	(20)	(32)	1	11

The Company generated an operating loss of $3 million compared to operating earnings of $17 million in the same quarter a year ago. The previously noted decline in adjusted EBITDA caused the decrease. Reduced depreciation expense and other items partially offset the adjusted EBITDA decline. A more detailed explanation of segment variances is included in the analysis that follows.

MARCH 2012 QUARTER VS MARCH 2011 QUARTER

SEGMENT RESULTS – FOREST PRODUCTS

	March	March
	2011	2012	Variance
Financial ($ millions)
Sales (1)	124	112	(12)

Adjusted EBITDA	(9)	(11)	(2)
Depreciation and amortization	4	3	1
Other items (credit)	3	(24)	27
Operating earnings (loss)	(16)	10	26

Shipments
SPF lumber (mmbf)	230	227	(3)

Reference Prices
Western SPF KD #2 & better
(US $ per mbf)	297	266	(31)
KD #2 & better delivered G.L.
(US $ per mbf)	383	359	(24)
KD stud delivered G.L.
(US $ per mbf)	327	328	1
(1) Includes intersegment sales eliminated on consolidation

The Forest Products segment generated negative adjusted EBITDA of $11 million on sales of $112 million. This compares to negative adjusted EBITDA of $9 million on sales of $124 million in the comparable quarter of the prior year. The sale of the hardwood flooring operation in November 2011 reduced sales by $10 million.

Demand for SPF lumber remained relatively weak with shipments equal to 58% of capacity, as compared to 57% in the year ago quarter. US $ reference prices for random lumber decreased by US $27 per mbf on average while the reference price for stud lumber was up US $1 per mbf. Currency was slightly favourable as the Canadian dollar averaged US $0.998, a 1.6% decrease from US $1.014 in the prior year quarter. As a result of the net effect, the average selling price of SPF lumber decreased by $4 per mbf, reducing adjusted EBITDA by $1 million. Cost of manufacturing was relatively unchanged. During the March 2012 quarter, the Company incurred $3 million of lumber export taxes, as compared to $4 million in the year ago quarter.

The Forest Products segment generated operating earnings of $10 million, as compared to an operating loss of $16 million in the prior year quarter. During the March 2011 quarter, the Company recorded a charge of $2 million relating to the permanent closure of the Taschereau, Quebec, sawmill. The charge was for severance and other closing costs. The prior year quarter also absorbed a charge of $1 million related to severance payments at an idled planer facility in Cranbrook, B.C. At the end of the March 2012 quarter, the Company sold its two B.C. sawmills for proceeds of $66 million and recorded a gain of $24 million.

MARCH 2012 QUARTER VS MARCH 2011 QUARTER

SEGMENT RESULTS – SPECIALTY CELLULOSE AND CHEMICAL PULP

	March	March
	2011	2012	Variance
Financial ($ millions)
Sales - Pulp (1)	154	154	-
Sales - Chemicals	23	22	(1)
	177	176	(1)

Adjusted EBITDA	44	31	(13)
Depreciation and amortization	4	4	-
Operating earnings	40	27	(13)

Shipments
Specialty cellulose pulp (000's tonnes)	67	69	2
Chemical pulp (000's tonnes)	67	57	(10)
Internal (000's tonnes)	1	6	5
Total	135	132	(3)

Reference Prices
NBSK - delivered China (US $ per tonne)	863	687	(176)
NBSK - delivered U.S. (US $ per tonne)	970	870	(100)
(1) Includes intersegment sales eliminated on consolidation

The Specialty Cellulose and Chemical Pulp segment generated adjusted EBITDA of $31 million on sales of $176 million. This compares to adjusted EBITDA of $44 million on sales of $177 million in the year ago quarter. Pulp sales were unchanged, with higher prices and shipments of specialty cellulose offsetting lower prices and shipments of chemical pulp. The specialty cellulose market conditions were favourable in the most recent quarter. An increase in specialty grade prices was partially offset by a decline in viscose grade prices. Overall, prices were up by $116 per tonne, increasing adjusted EBITDA by $8 million. Specialty cellulose shipments were equal to 89% of capacity as compared to 86% in the year ago quarter. There was no significant downtime at the two mills in either quarter. Total costs increased by $8 million and adjusted EBITDA was unchanged from the prior year quarter. The mills incurred higher fiber, chemical and supply costs. The Company’s strategy to produce more specialty grades has contributed to the increase in costs.

Market conditions for NBSK pulp were significantly weaker during the most recent quarter. The benchmark price (delivered China) declined by US $176 per tonne. With a slightly weaker Canadian dollar and a higher sales mix factor providing a partial offset, the net effect was a reduction in adjusted EBITDA of $8 million or $127 per tonne. NBSK shipments were equal to 94% of capacity as compared to 102% in the year ago quarter. There was no significant downtime at the mill in either quarter. Manufacturing costs increased by $4 million, primarily for maintenance material, fiber and chemicals. The combination of lower prices and higher costs reduced adjusted EBITDA by $12 million.

The Specialty Cellulose and Chemical Pulp segment generated operating earnings of $27 million compared to operating earnings of $40 million in the comparable quarter of the prior year. The previously noted decline in adjusted EBITDA led to the lower operating earnings.

MARCH 2012 QUARTER VS MARCH 2011 QUARTER

SEGMENT RESULTS – HIGH-YIELD PULP

	March	March
	2011	2012	Variance
Financial ($ millions)
Sales (1)	102	77	(25)

Adjusted EBITDA	2	(16)	(18)
Depreciation and amortization	2	3	(1)
Operating earnings (loss)	-	(19)	(19)

Shipments
External (000's tonnes)	165	134	(31)
Internal (000's tonnes)	14	15	1
Total	179	149	(30)

Reference Prices
BEK - delivered China (US $ per tonne)	730	605	(125)
(1) Includes intersegment sales eliminated on consolidation

The High-Yield Pulp segment generated negative adjusted EBITDA of $16 million on sales of $77 million. This compares to adjusted EBITDA of $2 million on sales of $102 million in the year ago quarter. The $25 million decrease in sales was caused by lower shipments and prices.

Market conditions for high-yield pulp were weaker than the comparable quarter a year ago. The US $ reference price for BEK decreased by US $125 per tonne compared to the prior year period. Currency was slightly favourable as the Canadian dollar averaged US $0.998, a 1.6% decrease from US $1.014 in the prior year period. Overall, lower high-yield pulp prices reduced adjusted EBITDA by $7 million or $47 per tonne. High-yield pulp shipments were equal to 74% of capacity as compared to 89% in the prior year quarter. During the most recent quarter, weak market conditions led to 9,300 tonnes of market downtime compared to “full” operations in the prior year. The lower productivity, combined with increases for energy, fiber and chemicals, led to higher mill costs of $8 million. In addition, the segment absorbed a charge of $4 million relating to the reduction of the carrying values of finished goods and raw material inventories as they exceeded their estimated net realizable values.

The High-Yield Pulp segment generated an operating loss of $19 million compared to “nil” operating earnings in the comparable quarter of the prior year. The previously noted decrease in adjusted EBITDA accounted for the decline in operating results.

MARCH 2012 QUARTER VS MARCH 2011 QUARTER

SEGMENT RESULTS – PAPER

	March	March
	2011	2012	Variance
Financial ($ millions)
Sales	83	79	(4)

Adjusted EBITDA	9	4	(5)
Depreciation and amortization	1	-	1
Operating earnings	8	4	(4)

Shipments
Coated bleached board (000's tonnes)	38	39	1
Newsprint (000's tonnes)	57	50	(7)
Total	95	89	(6)

Reference Prices
16 pt. Coated bleached board
(US $ per short ton)	1,150	1,130	(20)
Newsprint - 48.8 gram East Coast
(US $ per tonne)	640	640	-

The Paper segment generated adjusted EBITDA of $4 million on sales of $79 million. This compares to adjusted EBITDA of $9 million on sales of $83 million in the same quarter a year ago. The $4 million decrease in sales results primarily from lower newsprint shipments.

In terms of market, coated bleached board weakened while newsprint remained stable despite lower North American demand statistics. The US $ reference price for coated bleached board declined by US $20 per short ton while the reference price for newsprint was unchanged. Currency was slightly favourable as the Canadian dollar averaged $0.998, a 1.6% decrease from US $1.014 in the prior year period. Overall, pricing was unchanged from the year ago quarter. Coated bleached board shipments were equal to 86% of capacity as compared to 85% in the year ago quarter. Newsprint shipment to capacity was 85% compared to 95% in the prior year quarter. The weaker coated bleached board market conditions led to 1,200 tonnes of market related downtime in the most recent quarter. The lower productivity increased costs by $2 million.

The Paper segment generated operating earnings of $4 million compared to operating earnings of $8 million in the prior year quarter. The previously noted decline in adjusted EBITDA led to the lower operating earnings.

MARCH 2012 QUARTER VS MARCH 2011 QUARTER

SEGMENT RESULTS – CORPORATE

	March	March
	2011	2012
Financial ($ millions)
General and administrative expenses	6	5
Share-based compensation	6	1
Other items	3	19
Operating expenses	15	25

The Company recorded a $1 million expense for share-based compensation in the current quarter, compared to a $6 million charge in the year ago quarter. Senior executives currently participate in a long-term incentive plan which entitles participants to potentially receive units that are equal in value to one common share. The units have a defined vesting period and are subject to performance conditions that ultimately determine the amount of units that vest and are earned by plan participants. Non-executive members of the board of directors receive a portion of their fees in the form of “Deferred Share Units” (DSU). The DSUs vest at specified dates. The period credit/expense consists of normal periodic variation in the number of units based on anticipated or normal vesting and the changes in the value of the Company’s share price. The $1 million charge in the March 2012 quarter relates to an increase in the share price as the value of the Company’s common shares increase from $2.77 to $3.45.

The Corporate segment’s “other items” include expenses relating to several permanently idled facilities. The costs relate to custodial, site security, legal and remediation activities. These “legacy” costs totalled $3 million in the most recent quarter, unchanged from the year ago quarter.

The March 2012 quarter includes a $16 million charge relating to the write-down of the loan receivable from Temlam Inc. The latter is currently under creditor protection and owns an idled laminated veneer lumber (LVL) facility located in Amos, Quebec. The Company has a 50% secured interest in the facility. During the most recent quarter, the cutting rights that were previously attached to the LVL facility were granted to another company. In the absence of a guaranteed fibre supply, the Company concluded that the re-start of the facility is unlikely and has adjusted its carrying value to the amount anticipated to be realized upon liquidation or sale.

MARCH 2012 QUARTER VS MARCH 2011 QUARTER

INTEREST, FOREIGN EXCHANGE AND OTHER

The following table summarizes interest, foreign exchange and other expenses by component:

	$ millions
	March	March
	2011	2012
Interest on debt	8	9
Foreign exchange items	-	1
Capitalized interest	-	(1)
Fees - new working capital facility	2	-
Change in fair value of warrants	1	-
Bank charges and other	1	1
	12	10

There were no significant interest variances. The expense relates primarily to interest on the US 11.25% senior secured notes maturing in December 2018. The Company recently issued US $50 million of additional senior secured notes, bringing the total amount outstanding to US $305 million. The prior year quarter expense includes a charge of $2 million that was incurred to renew and extend the term of the Company’s asset-based revolving credit agreement.

TRANSLATION OF FOREIGN DEBT

During the March 2012 quarter, the Company recorded a gain of $6 million on the translation of its US $ denominated debt as the relative value of the Canadian dollar increased from US $0.980 to US $1.001.

During the March 2011 quarter, the Company recorded a gain of $6 million on the translation of its US $ denominated debt as the relative value of the Canadian dollar increased from US $0.994 to US $1.019.

INCOME TAXES

During the March 2012 quarter, the Company recorded an income tax expense of $7 million on a loss before income taxes of $7 million. The income tax expense reflected a $9 million unfavourable variance versus an anticipated income tax recovery of $2 million based on the Company’s effective tax rate of 26.3% . The March 2012 quarter absorbed a $6 million unfavourable change in valuation allowance. Based on past financial performance, future income tax assets of the Company’s Canadian operations have not been recognized as it has not been determined that future realization of these assets is probable.

During the March 2011 quarter, the Company recorded an income tax expense of $5 million on earnings before income taxes of $11 million. The income tax expense reflected a $2 million unfavourable variance versus an anticipated income tax expense of $3 million based on the Company’s effective tax rate of 27.8% . The March 2011 quarter absorbed a $1 million unfavourable change in valuation allowance.

MARCH 2012 QUARTER VS MARCH 2011 QUARTER

NET EARNINGS (LOSS)

The Company generated a net loss of $14 million or $0.14 per share for the quarter ended March 24, 2012, compared to net earnings of $6 million or $0.06 per share for the quarter ended March 26, 2011. As noted previously, the Company’s financial results were impacted by certain specific items. The following table summarizes the impact of these items on the reported financial results. The Company believes it is useful supplemental information as it provides an indication of results excluding the specific items. This supplemental information is not intended as an alternative measure for net earnings as determined by IFRS. The table below contains the gain or loss on translation of foreign debt, which is a recurring item. Because the Company has a substantial amount of US $ denominated debt, relatively minor changes in the value of the Canadian dollar versus the US dollar can lead to large unrealized periodic gains or losses. As well, this item receives capital gain/loss tax treatment and is not tax-affected at regular business income rates.

	Quarter ended		Quarter ended
	March 26, 2011		March 24, 2012
	$ millions	$ per share	$ millions	$ per share
Net earnings (loss) as reported - in accordance with IFRS	6	0.06	(14)	(0.14)
Specific items (after-tax):
Gain on translation of foreign debt	(5)	(0.05)	(5)	(0.05)
Taschereau sawmill closure charge	2	0.02	-	-
Cranbrook planer mill closure charge	1	0.01	-	-
Gain on sale of B.C. sawmills	-	-	(18)	(0.18)
Write-down of Temlam loan receivable	-	-	14	0.14
Costs for permanently idled facilities	2	0.02	2	0.02
Net earnings (loss) excluding specific items - not in accordance with IFRS	6	0.06	(21)	(0.21)

SIX MONTHS ENDED MARCH 2012 VS SIX MONTHS ENDED MARCH 2011

CONSOLIDATED SUMMARY

SALES
$ millions	March	March	Total	Price	Volume & Mix
	2011	2012	Variance	Variance	Variance
Forest Products	237	238	1	(4)	5
Specialty Cellulose and Chemical Pulp	325	328	3	18	(15)
High-Yield Pulp	209	151	(58)	(11)	(47)
Paper	170	164	(6)	3	(9)
Corporate	3	4	1	-	1
	944	885	(59)	6	(65)
Less: Intersegment Sales	(70)	(77)	(7)
Sales	874	808	(66)

Sales decreased by $66 million as compared to the same six-month period a year ago. Currency was favourable as the Canadian dollar averaged US $0.987, a 1.3% decrease from US $1.000 in the prior year period. Forest Products segment sales increased by $1 million as a result of higher shipments, partially offset by lower prices. Specialty Cellulose and Chemical Pulp segment sales increased by $3 million due to significantly higher prices, partially offset by lower shipments. High-Yield Pulp segment sales decreased by $58 million due to lower shipments and prices. Paper segment sales decreased by $6 million due to lower shipments, partially offset by higher prices.

Adjusted EBITDA
$ millions	March	March	Total	Price	Cost & Volume
	2011	2012	Variance	Variance	Variance
Forest Products	(20)	(22)	(2)	(4)	2
Specialty Cellulose and Chemical Pulp	64	58	(6)	18	(24)
High-Yield Pulp	9	(25)	(34)	(11)	(23)
Paper	13	14	1	3	(2)
Corporate	(20)	(11)	9	-	9
	46	14	(32)	6	(38)

Adjusted EBITDA of $14 million was $32 million lower than the same period a year ago. Forest Products segment adjusted EBITDA was down $2 million from the prior year period with lower prices partially offset by lower costs. Specialty Cellulose and Chemical Pulp segment adjusted EBITDA declined by $6 million due to higher costs, partially offset by higher prices. High-Yield Pulp segment adjusted EBITDA declined by $34 million due mainly to higher costs and lower prices. Paper segment adjusted EBITDA increased by $1 million because of higher prices, partially offset by higher costs. Prior year corporate expenses included a charge of $10 million related to share-based compensation, whereas the current period charge was only $1 million.

OPERATING EARNINGS (LOSS)
				Adjusted
$ millions	March	March	Total	EBITDA	Depreciation	Other Items
	2011	2012	Variance	Variance	Variance	Variance
Forest Products	(31)	(6)	25	(2)	2	25
Specialty Cellulose and Chemical Pulp	55	49	(6)	(6)	-	-
High-Yield Pulp	4	(31)	(35)	(34)	(1)	-
Paper	11	13	2	1	1	-
Corporate	(25)	(30)	(5)	9	-	(14)
	14	(5)	(19)	(32)	2	11

The Company generated an operating loss of $5 million compared to operating earnings of $14 million in the same period a year ago. The previously noted decline in adjusted EBITDA caused the decrease. Reduced depreciation expense and other items partially offset the adjusted EBITDA decline. A more detailed explanation of segment variances is included in the analysis that follows.

SIX MONTHS ENDED MARCH 2012 VS SIX MONTHS ENDED MARCH 2011

SEGMENT RESULTS – FOREST PRODUCTS

	March	March
	2011	2012	Variance
Financial ($ millions)
Sales (1)	237	238	1

Adjusted EBITDA	(20)	(22)	(2)
Depreciation and amortization	8	6	2
Other items (credit)	3	(22)	25
Operating loss	(31)	(6)	25

Shipments
SPF lumber (mmbf)	448	476	28

Reference Prices
Western SPF KD #2 & better
(US $ per mbf)	283	252	(31)
KD #2 & better delivered G.L.
(US $ per mbf)	367	342	(25)
KD stud delivered G.L.
(US $ per mbf)	312	316	4
(1) Includes intersegment sales eliminated on consolidation

The Forest Products segment generated negative adjusted EBITDA of $22 million on sales of $238 million. This compares to negative adjusted EBITDA of $20 million on sales of $237 million in the comparable six-month period of the prior year. Higher volumes of SPF lumber and by-products were partially offset by lower SPF lumber prices. The sale of the hardwood flooring operations in November 2011 reduced sales by $13 million.

Demand for SPF lumber remained relatively weak with shipments equal to 61% of capacity, as compared to 56% in the year ago period. US $ reference prices for random lumber decreased by US $28 per mbf on average while the reference price for stud lumber was up US $4 per mbf. Currency was slightly favourable as the Canadian dollar averaged US $0.987, a 1.3% decrease from US $1.000 in the prior year period. As a result of the net effect, the average selling price of SPF lumber decreased by $6 per mbf, reducing adjusted EBITDA by $3 million. Cost of manufacturing was relatively unchanged. During the six-month period ended March 2012, the Company incurred $5 million of lumber export taxes, as compared to $7 million in the year ago period.

The Forest Products segment generated an operating loss of $6 million, as compared to an operating loss of $31 million in the prior year period. During the six-month period ended March 2011, the Company recorded a charge of $2 million relating to the permanent closure of the Taschereau, Quebec, sawmill. The charge was for severance and other closure costs. The Company also absorbed a charge of $1 million related to severance payments at an idled planer facility in Cranbrook, B.C. During the six-month period ended March 2012, the Company sold its two B.C. sawmills for proceeds of $66 million and recorded a gain of $24 million. The Company also sold its Toronto, Ontario, flooring plant and announced the closure of its Huntsville, Ontario, flooring plant. The combined effect was a charge of $2 million.

SIX MONTHS ENDED MARCH 2012 VS SIX MONTHS ENDED MARCH 2011

SEGMENT RESULTS – SPECIALTY CELLULOSE AND CHEMICAL PULP

	March	March
	2011	2012	Variance
Financial ($ millions)
Sales - Pulp (1)	280	282	2
Sales - Chemicals	45	46	1
	325	328	3

Adjusted EBITDA	64	58	(6)
Depreciation and amortization	9	9	-
Operating earnings	55	49	(6)

Shipments
Specialty cellulose pulp (000's tonnes)	128	130	2
Chemical pulp (000's tonnes)	117	91	(26)
Internal (000's tonnes)	5	10	5
Total	250	231	(19)

Reference Prices
NBSK - delivered China (US $ per tonne)	847	700	(147)
NBSK - delivered U.S. (US $ per tonne)	968	895	(73)
(1) Includes intersegment sales eliminated on consolidation

The Specialty Cellulose and Chemical Pulp segment generated adjusted EBITDA of $58 million on sales of $328 million. This compares to adjusted EBITDA of $64 million on sales of $325 million in the year ago period. The $3 million increase in sales was caused by higher prices of specialty cellulose pulp, partially offset by lower prices and volumes of chemical pulp.

The specialty cellulose market conditions were favourable in the most recent period. An increase in specialty grade prices was partially offset by a decline in viscose grade prices. Overall, prices were up by an average $192 per tonne, increasing adjusted EBITDA by $25 million. Specialty cellulose shipments were equal to 84% of capacity as compared to 83% in the year ago period. Total costs increased by $9 million, primarily for chemicals, supplies and fiber. The Company’s strategy to produce more specialty grades has contributed to the increase in costs. Overall, adjusted EBITDA increased by $16 million.

Market conditions for NBSK pulp were significantly weaker during the most recent period. The benchmark price (delivered China) declined by US $147 per tonne. With a slightly weaker Canadian dollar and a higher sales mix factor providing a partial offset, the net effect was a reduction in adjusted EBITDA of $10 million or $99 per tonne. NBSK shipments were equal to 75% of capacity as compared to 90% in the year ago period. The most recent period included 17 days of unplanned downtime due to problems with the mill’s recovery boiler, removing approximately 12,200 tonnes of production. In the prior year period, the mill had incurred nine days of planned maintenance downtime, reducing production by 6,400 tonnes. The lower productivity combined with higher fiber, chemical and supply costs, increased mill costs by $8 million. Lower shipments also reduced adjusted EBITDA, which declined by $20 million from the year ago six-month period.

The Specialty Cellulose and Chemical Pulp segment generated operating earnings of $49 million compared to operating earnings of $55 million in the comparable six-month period of the prior year. The previously noted decline in adjusted EBITDA led to the lower operating earnings.

SIX MONTHS ENDED MARCH 2012 VS SIX MONTHS ENDED MARCH 2011

SEGMENT RESULTS – HIGH-YIELD PULP

	March	March
	2011	2012	Variance
Financial ($ millions)
Sales (1)	209	151	(58)

Adjusted EBITDA	9	(25)	(34)
Depreciation and amortization	5	6	(1)
Operating earnings (loss)	4	(31)	(35)

Shipments
External (000's tonnes)	333	251	(82)
Internal (000's tonnes)	28	29	1
Total	361	280	(81)

Reference Prices
BEK - delivered China (US $ per tonne)	744	576	(168)
(1) Includes intersegment sales eliminated on consolidation

The High-Yield Pulp segment generated negative adjusted EBITDA of $25 million on sales of $151 million. This compares to adjusted EBITDA of $9 million on sales of $209 million in the year ago period. The $58 million decrease in sales was caused by lower shipments and prices.

Market conditions for high-yield pulp were weaker than the comparable period a year ago. The US $ reference price for BEK decreased by US $168 per tonne compared to the prior year period. However, the drop in US $ pricing for high-yield pulp was much less pronounced as prices had previously experienced significant declines. Currency was slightly favourable as the Canadian dollar averaged US $0.987, a 1.3% decrease from US $1.000 in the prior year period. Overall, lower high-yield pulp prices reduced adjusted EBITDA by $11 million or $39 per tonne. High-yield pulp shipments were equal to 69% of capacity as compared to 90% in the prior year period. During the most recent period, weak market conditions led to 27,500 tonnes of market related downtime. No market downtime had been taken in the prior year period. The lower productivity combined with higher fiber, chemical and energy costs increased mill costs by $12 million. In addition, the segment absorbed a charge of $8 million relating to the reduction of the carrying values of finished goods and raw material inventories as they exceeded their estimated net realizable values.

The High-Yield Pulp segment generated an operating loss of $31 million compared to operating earnings of $4 million in the comparable period of the prior year. The previously noted decrease in adjusted EBITDA accounted for the decline in operating results.

SIX MONTHS ENDED MARCH 2012 VS SIX MONTHS ENDED MARCH 2011

SEGMENT RESULTS – PAPER

	March	March
	2011	2012	Variance
Financial ($ millions)
Sales	170	164	(6)

Adjusted EBITDA	13	14	1
Depreciation and amortization	2	1	1
Operating earnings	11	13	2

Shipments
Coated bleached board (000's tonnes)	80	78	(2)
Newsprint (000's tonnes)	114	107	(7)
Total	194	185	(9)

Reference Prices
16 pt. Coated bleached board
(US $ per short ton)	1,150	1,140	(10)
Newsprint - 48.8 gram East Coast
(US $ per tonne)	640	640	-

The Paper segment generated adjusted EBITDA of $14 million on sales of $164 million. This compares to adjusted EBITDA of $13 million on sales of $170 million in the same period a year ago. The $6 million decrease in sales results primarily from lower shipments.

In terms of markets, coated bleached board weakened while newsprint remained stable despite lower North American demand statistics. The US $ reference price for coated bleached board declined by US $10 per short ton while the reference price for newsprint was unchanged. Currency was slightly favourable as the Canadian dollar averaged $0.987, a 1.3% decrease from US $1.000 in the prior year period. A higher mix factor for sales in coated bleached board improved adjusted EBITDA by $3 million. Coated bleached board shipments were equal to 87% of capacity as compared to 88% in the year ago period. Newsprint shipment to capacity was 89% compared to 95% in the prior year period. Total cash costs increased by $1 million from the year ago period.

The Paper segment generated operating earnings of $13 million compared to operating earnings of $11 million in the prior year period. The previously noted improvement in adjusted EBITDA and lower depreciation expense led to the higher operating earnings.

SIX MONTHS ENDED MARCH 2012 VS SIX MONTHS ENDED MARCH 2011

SEGMENT RESULTS – CORPORATE

	March	March
	2011	2012
Financial ($ millions)
General and administrative expenses	10	10
Share-based compensation	10	1
Other items	5	19
Operating expenses	25	30

The Company recorded a $1 million expense for share-based compensation in the current period, compared to a $10 million charge in the year ago period. Senior executives currently participate in a long-term incentive plan which entitles participants to potentially receive units that are equal in value to one common share. The units have a defined vesting period and are subject to performance conditions that ultimately determine the amount of units that vest and are earned by plan participants. Non-executive members of the board of directors receive a portion of their fees in the form of “Deferred Share Units” (DSU). The DSUs vest at specified dates. The period credit/expense consists of normal periodic variation in the number of units based on anticipated or normal vesting and the changes in the value of the Company’s share price. The $1 million charge in the March 2012 period relates to an increase in the share price as the value of the Company’s common shares increase from $2.42 to $3.45.

The Corporate segment’s “other items” include expenses relating to several permanently idled facilities. The costs relate to custodial, site security, legal and remediation activities. These “legacy” costs totalled $7 million in the most recent period, as compared to $5 million in the prior year period.

The March 2012 period includes a $16 million charge relating to the write-down of the loan receivable from Temlam Inc. The latter is currently under creditor protection and owns an idled laminated veneer lumber (LVL) facility located in Amos, Quebec. The Company has a 50% secured interest in the facility. During the most recent quarter, the cutting rights that were previously attached to the LVL facility were granted to another company. In the absence of a guaranteed fibre supply, the Company concluded that the re-start of the facility is unlikely and has adjusted its carrying value to the amount anticipated to be realized upon liquidation or sale. The six month period ended March 2012 includes a gain of $4 million relating to the sale of a minority equity interest in two dissolving pulp mills.

SIX MONTHS ENDED MARCH 2012 VS SIX MONTHS ENDED MARCH 2011

INTEREST, FOREIGN EXCHANGE AND OTHER

The following table summarizes interest, foreign exchange and other expenses by component:

	$ millions
	March	March
	2011	2012
Interest on debt	16	17
Foreign exchange items	5	2
Fees - new working capital facility	2	-
Capitalized interest	-	(1)
Bank charges and other	1	2
	24	20

There were no significant interest variances. The expense relates primarily to interest on the US 11.25% senior secured notes maturing in December 2018. The Company recently issued US $50 million of additional senior secured notes bringing the total amount outstanding to US $305 million. Foreign exchange items relate primarily to gains or losses on the translation of US $ monetary assets. When the Canadian dollar strengthens versus the US dollar, losses are generated. This was the case in the two six-month periods.

TRANSLATION OF FOREIGN DEBT

During the six-month period ended March 2012, the Company recorded a gain of $8 million on the translation of its US $ denominated debt as the relative value of the Canadian dollar increased from US $0.971 to US $1.001.

During the six-month period ended March 2011, the Company recorded a gain of $11 million on the translation of its US $ denominated debt as the relative value of the Canadian dollar increased from US $0.975 to US $1.019.

INCOME TAXES

During the six-month period ended March 2012, the Company recorded an income tax expense of $13 million on a loss before income taxes of $17 million. The income tax expense reflected a $18 million unfavourable variance versus an anticipated income tax recovery of $5 million based on the Company’s effective tax rate of 26.3% . The six-month period ended March 2012 absorbed $12 million unfavourable change in valuation allowance. Based on past financial performance, future income tax assets of the Company’s Canadian operations have not been recognized as it has not been determined that future realization of these assets is probable.

During the six-month period ended March 2011, the Company recorded an income tax expense of $6 million on earnings before income taxes of $1 million. The income tax expense reflected a $6 million unfavourable variance versus an anticipated nil income tax expense based on the Company’s effective tax rate of 27.8% . The six-month period ended March 2011 absorbed a $5 million unfavourable change in valuation allowance.

SIX MONTHS ENDED MARCH 2012 VS SIX MONTHS ENDED MARCH 2011

NET LOSS

The Company generated a net loss of $30 million or $0.30 per share for the six-month period ended March 24, 2012, compared to net loss of $5 million or $0.05 per share for the six-month period ended March 26, 2011. As noted previously, the Company’s financial results were impacted by certain specific items. The following table summarizes the impact of these items on the reported financial results. The Company believes it is useful supplemental information as it provides an indication of results excluding the specific items. This supplemental information is not intended as an alternative measure for net earnings as determined by IFRS. The table below contains the gain or loss on translation of foreign debt, which is a recurring item. Because the Company has a substantial amount of US $ denominated debt, relatively minor changes in the value of the Canadian dollar versus the US dollar can lead to large unrealized periodic gains or losses. As well, this item receives capital gain/loss tax treatment and is not tax-affected at regular business income rates.

	Six months ended		Six months ended
	March 26, 2011		March 24, 2012
	$ millions	$ per share	$ millions	$ per share
Net loss as reported - in accordance with IFRS	(5)	(0.05)	(30)	(0.30)
Specific items (after-tax):
Gain on translation of foreign debt	(10)	(0.10)	(7)	(0.07)
Taschereau sawmill closure charge	2	0.02	-	-
Cranbrook planer mill closure charge	1	0.01	-	-
Gain on sale of minority equity investment	-	-	(4)	(0.04)
Loss on sale/closure of hardwood flooring plants	-	-	1	0.01
Gain on sale of B.C. sawmills	-	-	(18)	(0.18)
Write-down of Temlam loan receivable	-	-	14	0.14
Costs for permanently idled facilities	4	0.04	5	0.05
Net loss excluding specific items - not in accordance with IFRS	(8)	(0.08)	(39)	(0.39)

SELECTED QUARTERLY INFORMATION

Selected quarterly information for the eight most recently completed fiscal quarters is disclosed below.

	$ millions (except as otherwise noted)

	Jun 10	(1)	Sept 10	(1)	Dec 10	Mar 11	Jun 11	Sept 11	Dec 11	Mar 12
Sales	545		444		422	452	448	421	401	407
Adjusted EBITDA	60		36		12	34	33	19	12	2
Operating earnings (loss)	56		15		(3)	17	28	5	(2)	(3)
Net earnings (loss)	59		2		(11)	6	17	(17)	(16)	(14)
Basic and fully diluted net earnings (loss) per share ($)	0.59		0.02		(0.11)	0.06	0.17	(0.17)	(0.16)	(0.14)
(1) Not restated for IFRS

FINANCIAL POSITION

	($ millions)
	Fiscal 2011				Fiscal 2012
	Dec 10	Mar 11	Jun 11	Sept 11	Dec 11	Mar 12	Jun 12	Sept 12
Cash flow from operations before working capital changes	3	21	27	13	2	(16)	-	-
Less:
Net fixed asset additions	8	7	14	29	23	28	-	-
Interest on debt	8	8	8	8	8	9	-	-
Current income tax expense	1	-	-	7	3	4	-	-
Free cash flow (negative)	(14)	6	5	(31)	(32)	(57)	-	-

Cash Flow – Operations

Cash flow from operations before working capital changes in the first six months of fiscal 2012 was negative $14 million, compared to positive $24 million from the same period a year ago. After allowing for net fixed asset additions of $51 million, interest expense of $17 million and current income tax expense of $7 million, free cash flow in the first six-months of fiscal 2012 was negative $89 million compared to negative $8 million in the prior year. In the first six-months of fiscal 2012, non-cash working capital items used $94 million. The majority of the increase in working capital was related to inventories.

Net Fixed Asset Additions

During the first six months of fiscal 2012, net fixed asset additions totalled $51 million compared to $15 million in the same period a year ago. The Company estimates that annual capital expenditures of $35 million to $40 million are required to adequately maintain its facilities. The high level of capital expenditures in the last three quarters relates to several relatively large capital projects.

On March 16, 2012, the Company announced a $190 million capital investment to upgrade its specialty cellulose mill in Temiscaming, Quebec. The project involves the replacement of three low-pressure boilers with a single new high-pressure boiler designed to burn waste sulfite liquor generated by the specialty cellulose manufacturing process. The project also includes the installation of a new 50 megawatt electrical turbine. The boiler is scheduled to start-up in December 2013, followed by the turbine in May 2014. During the quarter, $11 million was spent on the project, bringing total cumulative expenditures to $16 million. It is currently estimated that the project will increase annual adjusted EBITDA by $40 million to $45 million once it becomes fully operational.

FINANCIAL POSITION

The Company is currently completing the installation of a new electrical turbine at the Tartas specialty cellulose mill at a total cost of $21 million. During the quarter, $3 million was spent on the project, bringing total cumulative expenditures to $15 million. The turbine is scheduled to be commissioned in the June 2012 quarter and be fully operational in the September 2012 quarter. Current forecasts are that the turbine will increase mill adjusted EBITDA by $8 million.

On October 9, 2009, the Company was advised that it had qualified for $24 million of credits under the federal government’s Pulp and Paper Green Transformation Program. The credits can be used to finance capital projects that generate environmental benefits, including investments in energy efficiency or the production of renewable energy from forest biomass. The Company has utilized its full allotment of credits.

Liquidity

At the end of March 2012, the Company had total cash (including cash held in trust) of $127 million plus unused operating lines of $62 million, for total liquidity of $189 million. At September 2011, the date of the last audited financial statements, the Company had net cash of $105 million and unused operating lines of $124 million.

The following table summarizes operating line availability and utilization:

Operating Lines
$ millions	September	December	March
	2011	2011	2012
Borrowing base	186	180	199
Less: availability reserve	(22)	(23)	(23)
Net availability	164	157	176

Outstanding letters of credit	(34)	(38)	(45)
Amount drawn	(6)	(48)	(69)
Unused amount	124	71	62

In March 2011, the Company entered into a five-year $200 million ABL (asset-based loan) facility expiring in February 2016. The ABL has a first priority charge over the receivables and inventories of the Company’s Canadian operations. The facility is subject to a permanent availability reserve of $15 million. This amount is increased to $25 million if the Company’s trailing 12-month adjusted EBITDA falls below $60 million. There is also a variable reserve, which totalled $8 million at the end of the March 2012 quarter.

The outstanding letters of credit constitute security for various operating items, principally the unfunded portion of supplementary retirement plans, future landfill closure liabilities and performance guarantees related to electricity generation agreements.

Long-term debt

In August 2010, the Company completed a private offering of US $255 million of 11.25% senior secured notes maturing in December 2018. In February 2012, the Company issued a further US $50 million of senior secured notes with the same terms and conditions as the original US $255 million notes. These additional notes are not yet registered under relevant securities legislation. The Company has undertaken to file an exchange offer registration statement with the U.S. Securities and Exchange Commission with respect to an offer to exchange the notes within a specified period. After registration, the new notes are expected to trade fungibly with the original US $255 million notes. The proceeds from the most recent offering are to be used for general corporate purposes, as additional liquidity to support the Company’s capital expenditure initiatives and to pay fees and expenses related to the issuance of the new notes. The notes are senior secured obligations of the Company, secured by a first priority lien on the majority of the property and fixed assets of the Company. They are secured by a second priority lien on accounts receivable, inventories and certain intangibles.

FINANCIAL POSITION

	Fiscal 2011				Fiscal 2012
	Dec 10	Mar 11	Jun 11	Sept 11	Dec 11	Mar 12	Jun 12	Sept 12
Net debt / total capitalization	30%	32%	28%	27%	34%	37%	-	-
Adjusted EBITDA / interest on indebtedness (times)	1.6	4.7	4.5	2.7	1.5	0.4	-	-

During the quarter, the Company entered into a $75 million term loan facility to assist with the financing of the previously mentioned Temiscaming specialty cellulose project. The interest rate on the facility is 5.5% . The loan has a 15-year term consisting of a three-year construction or drawdown period followed by a 12-year amortization period. The term of the loan will be shortened by three years if the Company does not complete certain future capital expenditures at the Temiscaming specialty cellulose mill. The loan is secured by the project assets. The Company has also granted the lender a five-year option starting on the first loan disbursement date to acquire three million common shares of Tembec at a price of $7 per share. As at the end of March 2012, the Company had not drawn on the facility.

Credit Ratings

Pursuant to the previously noted issuance of the 2018 senior secured notes, Moody’s Investors Service (Moody’s) assigned a B3 rating to the new long-term debt and the same level for the Company’s corporate credit rating. Standard and Poor’s (S&P) assigned a B- rating to the senior secured notes as well as the Company’s corporate credit rating. Moody’s has a “stable” outlook with respect to its ratings. S&P has a “negative” outlook with respect to its rating.

CAPITAL STOCK INFORMATION

As at April 26, 2012, issued and outstanding capital shares consisted of 100,000,000 common shares (100,000,000 as at September 24, 2011).

INTERNAL CONTROLS OVER FINANCIAL REPORTING

During the quarter ended March 24, 2012, the Company did not make any changes to its internal controls over financial reporting that would have materially affected, or would likely materially affect, such controls.

OUTLOOK

The March 2012 quarterly results were lower than anticipated. While the relatively weak paper pulp markets were expected to reduce adjusted EBITDA, a stronger Canadian dollar was not in the forecast. As a result of the combined impact, the Company absorbed a $15 million decrease in adjusted EBITDA related to the selling prices of paper pulp and paper products. The current quarter adjusted EBITDA also absorbed a charge of $4 million relating to a net realizable value adjustment on high-yield pulp inventories. Looking ahead, markets for specialty cellulose remain strong except for the viscose grades, where new supply is leading to lower prices. The Company’s strategy of focusing on specialty grades has proven to be the right one. Based on announced price increases for paper pulp, the March quarter will likely represent “the trough” for the NBSK and high-yield pulp mills in terms of pricing. While the anticipated seasonal increase in lumber prices did occur in the latter part of the recent quarter, it was not as pronounced as in prior years. This is not viewed as a completely negative development as the reduced price volatility may lead to more stable pricing in the next several quarters. Markets for coated bleached board and newsprint remain relatively stable and we do not anticipate much change in the near term. The Company has recently disclosed a relatively large scale capital expenditure program, with a strong emphasis on its two specialty cellulose pulp mills. The cornerstone of the program is a $190 million cogeneration plant to be constructed at the Temiscaming, Quebec, site that is scheduled to start-up in December 2013. The project will materially improve the mill’s cost structure and margins. During the quarter, the purchase power agreement with Hydro-Quebec was finalized and $75 million of project financing was put in place. At the end of the March quarter, the Company also completed the sale of its two B.C. sawmills for proceeds of $66 million. These monies, along with the US $50 million raised through the issuance of additional senior notes, constitute the bulk of the funding required for the Company’s capital expenditure program.

FINANCIAL PERFORMANCE & OTHER DATA

		Fiscal 2011				Fiscal 2012
		Dec 10	Mar 11	Jun 11	Sep 11	Dec 11	Mar 12	Jun 12	Sep 12
Shares outstanding - end of quarter (millions)		100	100	100	100	100	100	-	-
Book value per share ($)		2.87	2.97	3.15	2.33	2.12	1.98	-	-
Foreign exchange:
1 C $ = US $	- average	0.986	1.014	1.033	1.023	0.977	0.998	-	-
	- period end	0.994	1.019	1.013	0.971	0.980	1.001	-	-

1 euro = US $	- average	1.359	1.367	1.438	1.418	1.350	1.309	-	-
	- period end	1.312	1.408	1.418	1.352	1.304	1.326	-	-

1 euro = C $	- average	1.378	1.348	1.392	1.386	1.382	1.312	-	-
	- period end	1.320	1.382	1.399	1.392	1.331	1.325	-	-

DEFINITIONS – NON-IFRS FINANCIAL MEASURES

The following summarizes non-IFRS financial measures utilized in the MD&A. As there is no generally accepted method of calculating these financial measures, they may not be comparable to similar measures reported by other companies.

Adjusted EBITDA refers to earnings before interest, income taxes, depreciation, amortization and other items. Since the Company excludes “other items” such as gains and losses on significant asset disposals, restructuring charges and custodial costs for permanently idled facilities, it differs from EBITDA. Adjusted EBITDA does not have any standardized meaning according to IFRS. The Company defines adjusted EBITDA as sales less cost of sales and selling, general and administrative expenses, meaning it represents operating earnings before depreciation, amortization and other items. The Company considers adjusted EBITDA to be a useful indicator of the financial performance of the Company, the business segments and the individual business units. The most comparable financial measure is operating earnings or loss. The following table is a reconciliation of quarterly operating earnings to the Company’s definition of adjusted EBITDA:

	$ millions
	Fiscal 2011				Fiscal 2012
	Dec 10	Mar 11	Jun 11	Sep 11	Dec 11	Mar 12	Jun 12	Sep 12
Operating earnings (loss)	(3)	17	28	5	(2)	(3)	-	-
Depreciation and amortization	13	11	12	12	12	10	-	-
Other items	2	6	(7)	2	2	(5)	-	-
Adjusted EBITDA	12	34	33	19	12	2	-	-

Free cash flow refers to cash provided by operating activities before changes in non-cash working capital balances less interest expense, current income tax expense and net fixed asset additions. Working capital changes are excluded as they are often seasonal and temporary in nature. The Company considers free cash flow to be a useful indicator of its ability to generate discretionary cash flow, thereby improving its overall liquidity position.

Net debt refers to debt less cash, cash equivalents, and cash held in trust.

Total capitalization refers to net debt plus future income taxes, other long-term liabilities and credits, and shareholders’ equity.

Net debt to total capitalization is used by the Company to measure its financial leverage.

	$ millions
	Fiscal 2011				Fiscal 2012
	Dec 10	Mar 11	Jun 11	Sep 11	Dec 11	Mar 12	Jun 12	Sep 12
Long-term debt	263	258	260	271	269	314	-	-
Net unamortized financing costs	13	13	13	13	13	11	-	-
Current portion of long-term debt	17	17	17	18	18	19	-	-
Operating bank loans / Bank indebtedness	3	5	2	6	48	69	-	-
Less: total cash	(61)	(32)	(72)	(105)	(86)	(127)	-	-
Net debt	235	261	220	203	262	286	-	-
Other long-term liabilities and credits	266	264	249	303	292	282	-	-
Shareholders' equity	287	297	316	233	212	198	-	-
Total capitalization	788	822	785	739	766	766	-	-

Net debt to total capitalization ratio	30%	32%	28%	27%	34%	37%	-	-